Filed by Umpqua Holdings Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Umpqua Holdings Corporation
Commission File No.:  001-34624
Date:  October 12, 2021

The following page was uploaded on the website of Umpqua Holdings Corporation on October 12, 2021.

Umpqua Bank and Columbia Bank: Together for Better
Umpqua and Columbia Bank are combining to create the West Coast's leading regional bank to better serve our customers and communities.

On October 12, 2021, we announced that our Board of Directors approved a definitive agreement to bring Umpqua Bank and Columbia Bank together. Our combination will blend two of our region’s strongest banks and provide customers of both companies with a broader array of services and locations.

Bringing our banks together in a true partnership accelerates our vision while enhancing our ability to serve all of our stakeholders. Our combined organization will be the second largest regional bank headquartered on the West Coast and the 27th largest bank in the country, with more than $50 billion in assets.

Together, we will operate more than 300 locations across Washington, Oregon, Idaho, California and Nevada. Our partnership will create expanded opportunities for our associates and enable us to serve you through an even more comprehensive suite of solutions. It will also strengthen our ongoing investment in the communities we serve, including a $20 million contribution to the charitable foundation of the combined company following the close of the transaction.

We expect to close the transaction in mid-2022, subject to the satisfaction of certain closing conditions, including regulatory and shareholder approvals. Until that time, both banks will continue to operate as separate independent companies. The following information provides answers to questions you may have about our combination with Columbia and what this means for you.

Continue to bank as usual
There will be no interruption in access to your accounts or services due to this announcement. You may continue to use your debit and credit cards, checks, online and mobile banking, GoTo, and all other services as you always have. Please continue to make loan payments according to the terms of your loan.

A systems conversion is expected to occur after the transaction closes. Our banks share many of the same technologies and services you enjoy today, which will provide a smooth experience. Throughout the transition, our teams will be available to answer your questions and to provide you with the exceptional service you’ve come to expect from us.

You will continue to work with the same talented bankers who know you and your business so well. Our partnership will provide them with a broader suite of solutions and access to additional expertise to meet more of your financial needs. We are committed to ensuring a seamless process for you as we combine our organizations and our bankers will be there to assist you throughout and beyond the transition.

Questions and Answers

What does the partnership with Columbia Bank look like?
Our partnership with Columbia joins two of the strongest financial institutions in our region by blending leadership and capabilities. The Board of our combined company will be evenly split between existing Umpqua and Columbia members. Cort O’Haver, Umpqua’s CEO, will serve as Executive Chairman of the combined company and Columbia CEO Clint Stein will serve as CEO.

A variety of name combinations that allow us to continue to benefit from the brand recognition our banks have built over the years will support the partnership. The name of the combined bank will remain Umpqua Bank and the name of the holding company will be Columbia Banking System, Inc. These changes will become effective as of the close of the transaction, which we expect to occur in mid-2022. Additional communication about our progress will be provided as we proceed with the transition.

What does this change mean for my banking relationship?
Partnering with Columbia will allow us to offer you access to a broader suite of premium solutions as well as a combined network of more than 300 locations in five states. The size of our combined institution will provide greater lending capacity for our bankers. You will be able to grow comfortably with us while enjoying the same relationships with the bankers you trust.

What kinds of changes can I expect in the next few months?
You will see no immediate changes to the services we provide. As the close of the transaction approaches, we’ll share proactive updates well in advance of any changes to your accounts and services.

Can I visit a Columbia Bank branch to conduct my banking?
At this time, you’re unable to conduct your banking at any Columbia Bank branch. Please continue to use any of our branch locations to conduct your daily banking business. You may begin using Columbia Bank branches to conduct most of your banking following the close of the transaction, which we expect to occur in mid-2022.

Can I use a Columbia Bank ATM without paying a fee?
You may not use a Columbia Bank ATM without incurring fees at this time. Once the transaction has closed, you may use your ATM or debit card at more than 300 of our combined ATMs without a fee.

Are any Umpqua Bank stores going to close?
Due to the overlap between some locations in our footprint, we expect there will be some consolidation as we combine our organizations. We’ll begin to evaluate a variety of factors from location to customer experience in order to develop a plan to consolidate these locations and combine the teams that operate them. Any store consolidations will be communicated to you well in advance.

Where can I find more information about Columbia Bank?
Additional information about Columbia Bank can be found at columbiabank.com.

FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Umpqua Holdings Corporation (“Umpqua”) and Columbia Banking System, Inc. (“Columbia”), the expected timing of completion of the transaction, and other statements that are not historical facts.  Such statements are subject to numerous assumptions, risks, and uncertainties.  All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements.  Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations.  The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements:  changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and Umpqua’s and Columbia’s respective businesses, results of operations, and financial condition; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, or any slowdown in economic growth particularly in the western United States; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; competitive pressures, including on product pricing and services; success, impact, and timing of Umpqua’s and Columbia’s respective business strategies, including market acceptance of any new products or services and Umpqua and Columbia’s ability to successfully implement efficiency and operational excellence initiatives; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; changes in laws or regulations; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement to which Umpqua and Columbia are parties; the outcome of any legal proceedings that may be instituted against Umpqua or Columbia; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; changes in Umpqua’s or Columbia’s share price before closing, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Umpqua and Columbia do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Umpqua and Columbia successfully; the dilution caused by Columbia’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Umpqua and Columbia.  Additional factors that could cause results to differ materially from those described above can be found in Umpqua’s Annual Report on Form 10-K for the year ended December 31, 2020 and its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021 and June 30, 2021, which are on file with the Securities and Exchange Commission (the “SEC”) and available on Umpqua’s investor relations website, www.umpquabank.com, under the heading “Financials,” and in other documents Umpqua files with the SEC, and in Columbia’s Annual Report on Form 10-K for the year ended December 31, 2020, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021 and June 30, 2021, which are on file with the SEC and available on Columbia’s website, www.columbiabank.com, under the heading “Financial Information” and in other documents Columbia files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time.  Neither Umpqua nor Columbia assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.  As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction (the “Transaction”), Columbia will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Umpqua and Columbia and a Prospectus of Columbia, as well as other relevant documents concerning the Transaction.  Certain matters in respect of the Transaction involving Umpqua and Columbia will be submitted to Umpqua’s and Columbia’s shareholders for their consideration.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Umpqua and Columbia, without charge, at the SEC’s website, www.sec.gov.  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Umpqua Holdings Corporation, Attention: Andrew Ognall, One SW Columbia Street, Suite 1200, Portland, OR  97204, 503-727-4100 or to Columbia Banking System, Inc., Attention: Investor Relations, P. O. Box 2156, MS 3100, Tacoma, WA 98401-2156, 253-471-4065.

PARTICIPANTS IN THE SOLICITATION

Umpqua, Columbia, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Umpqua and Columbia in connection with the Transaction under the rules of the SEC.  Information regarding Umpqua’s directors and executive officers is available in Umpqua’s definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on March 5, 2021, and other documents filed by Umpqua with the SEC.  Information regarding Columbia’s directors and executive officers is available in Columbia’s definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on April 12, 2021, and other documents filed by Columbia with the SEC.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus relating to the Transaction.  Free copies of this document may be obtained as described in the preceding paragraph.